Senmiao Technology Limited

16F, Shihao Square, Middle Jiannan Blvd. High-Tech Zone, Chengdu

Sichuan, People's Republic of China 610000

December 29, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Attn: Michael Clampitt, Staff Attorney

Re:	Senmiao Technology Limited

Amendment No. 1 to Registration Statement on Form S-1

Filed November 22, 2017

File No. 333-221225

Dear Mr. Clampitt:

Senmiao Technology Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 4, 2017 regarding Amendment No.1 to Registration Statement on Form S-1 (the “Registration Statement”) previously filed on November 22, 2017.

Currently with the submission of this response letter, we have filed Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) reflecting changes based on our responses below. For your convenience, the Staff’s comments are set forth below, followed by our responses.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Overview, page 55

1.	We note disclosure on page 61 that fees charged to borrowers and Credit Partners are paid either upon disbursement of the proceeds for loans accruing interest on a monthly basis or upon full payment of principal and interest of loans accruing interest on a daily basis. Please revise your table on page 56 to disaggregate loans amounts (both standard loans and assignments of loans) between loans for which fees are paid upon disbursement of proceeds from those for which fees are received upon full payment.

The Staff is advised that all standard loans accrue interest on a monthly basis while all assigned loans accrue interest on a daily basis. As such, the fees for standard loans are paid upon disbursement of the loan proceeds while the fees for assignments of loans are paid upon full payment of principal and interest. In response to the Staff’s comment, we have revised our disclosure in the Amended Registration Statement to further clarify the timing on payment of fees as described above.

Results of Operations for the Three Months Ended September 30, 2017 Compared to the Three Months Ended September 30, 2016, page 60

2.	Please revise your filing to disclose the average fees earned as a percentage of loan volume for each material fee revenue source for each period presented and analyze trends. To the extent that the average fees earned are significantly different than the disclosed fee percentages (5.22% - 11.22% for borrowers and Credit Partners; 8.00% for investors), please revise to discuss the reasons to ensure that investors clearly understand the timing of how revenues are earned.

In response to the Staff’s comment, we have revised our disclosure in the Amended Registration Statement to disclose the average transaction fee percentage for each material revenue source for all the periods presented and provide relevant trend analysis.

Note 1. Organization and Principal Activities

VIE Agreements with Sichuan Senmiao, page F-8

3.	Please refer to comment 11. Please revise your filing to provide the disclosures pursuant to ASC 810-10-50-5A as we believe they are meaningful to an understanding about the VIE’s operations.

In response to the Staff’s comment, we have provided disclosure on Pages F-9 and F-37 of the Amended Registration Statement pursuant to ASC 810-10-50-5A.

Exhibit 23.1

4.	Please revise to have your independent registered accounting firm include the date that they are providing their consent.

In response to the Staff’s comment, we have filed with the Amended Registration Statement the consent of our independent registered accounting firm including the date of their consent.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Richard I. Anslow at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Xi Wen
Xi Wen, Chairman, President and Secretary

cc:	Ellenoff Grossman & Schole LLP
Schiff Hardin LLP